Schedule 13D CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,165,428 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,165,428 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,165,428 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 29.4% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,214,974 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 2,846,493 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 809,032 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 3,294,929 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 34,532,004 shares of Common Stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,846,493

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,846,493

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,846,493

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 8.2% (1)

14	Type of Reporting Person OO

(1) Based on 34,532,004 shares of Common Stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 809,032

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 809,032

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,032

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 2.3% (1)

14	Type of Reporting Person OO

(1) Based on 34,532,004 shares of Common Stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,294,929

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,294,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,929

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 9.5% (1)

14	Type of Reporting Person OO

(1) Based on 34,532,004 shares of Common Stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,165,428 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,165,428 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,165,428 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 29.4% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,214,974 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 2,846,493 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 809,032 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 3,294,929 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 34,532,004 shares of Common Stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

Schedule 13D CUSIP No. Y2685T115

AMENDMENT NO. 13 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, Amendment No. 4 thereto filed on June 8, 2016, Amendment No. 5 thereto filed on June 30, 2016, Amendment No. 6 thereto filed on October 6, 2016, Amendment No. 7 thereto filed on October 13, 2016, Amendment No. 8 thereto filed on October 27, 2016, Amendment No. 9 thereto filed on October 31, 2016, Amendment No. 10 thereto filed on November 16, 2016, Amendment No. 11 thereto filed on December 21, 2016, and Amendment No. 12 thereto filed on January 6, 2017 (as so amended, the “Schedule13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On March 26, 2018, John Brantl, a Managing Director of SVP and Co-Head of its European Investment Team, informed the Issuer that he intends to resign from the Issuer’s Board of Directors on a date to be determined in the near future.  Under the terms of the Purchase Agreement between the Issuer and SVP effective as of October 4, 2016, SVP has the right to designate an individual to replace Mr. Brantl on the Issuer’s Board of Directors. SVP intends to designate Daniel Han, a Managing Director of SVP and Co-Head of its North American Investment Team, to replace Mr. Brantl on the Issuer’s Board of Directors.

Item 5.  Interests in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated by reference herein to the information provided on the cover pages of this Amendment No. 13.

Schedule 13D CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla